P.E. 2/7/02 1130968

02013838

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 7 2002

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2002

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

INDEX of EXHIBITS

EXHIBIT	DESCRIPTION
1	Financial Statements, years ended December 31, 2001 and 2000 with Report of Independent Auditors

Exhibit 1

Financial Statements years ended December 31, 2001 and 2000 with Report of Independent Auditors

Financial Statements

Sadia S.A.

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

SADIA S.A.

FINANCIAL STATEMENTS

Years ended December 31, 2001 and 2000

Contents

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in Brazilian currency in accordance with the accounting practices originating in Brazil's Corporation Law

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
SADIA S.A.

We have audited the accompanying balance sheets of **Sadia S.A.** and **Sadia S.A. and subsidiaries** as of December 31, 2001, and the related statements of income, shareholders' equity and changes in financial position for the year then ended, prepared in accordance with Brazil's Corporation Law. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with generally accepted auditing standards in Brazil and included: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Sadia S.A.** and **Sadia S.A. and subsidiaries** at December 31, 2001, and the results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with the accounting practices originating in Brazil's Corporation Law.

The financial statements related to the year ended December 31, 2000, presented for comparison purposes, had been previously audited by us and an unqualified audit report was issued on February 16, 2001. As better explained in Note 2, due to the merger as of the base date November 30, 2000, the statements of income and changes in financial position of **Sadia S.A.**, identified as Company, are not being presented in comparative form.

Concórdia, SC, Brazil
January 29, 2002

ERNST & YOUNG
Auditores Independentes S.C.
CRC 2SP015199/O-6 "S" SC

Sérgio Ricardo Romani
Accountant CRC 1RJ072321/S-0 "S" SC

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with the accounting practices originating in Brazil's Corporation Law

SADIA S.A.

BALANCE SHEETS
December 31, 2001 and 2000
(In thousands of reais)

	Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Assets				
Current assets:				
Cash	**28,628**	17,664	**45,930**	24,037
Short-term investments	**216,678**	152,326	**308,608**	199,417
Trade accounts receivable - domestic market	**192,917**	203,218	**208,615**	232,616
Trade accounts receivable - foreign market	**278,892**	62,751	**186,915**	106,703
Allowance for doubtful accounts	**(13,018)**	(19,959)	**(20,622)**	(26,642)
Recoverable taxes	**33,169**	39,947	**60,334**	55,344
Inventories	**511,068**	459,606	**661,637**	529,897
Other receivables	**47,580**	45,802	**69,183**	63,844
Property, plant and equipment to be sold	**13,886**	24,990	**33,980**	45,137
Prepaid expenses	**5,135**	3,908	**5,935**	5,240
Deferred tax credits	**20,178**	20,138	**43,470**	20,138
Total current assets	**1,335,113**	1,010,391	**1,603,985**	1,255,731
Noncurrent assets:				
Due from affiliated companies	**-**	135,620	**-**	-
Marketable securities	**43,679**	54,972	**611,850**	749,615
Compulsory loans - Eletrobrás	**485**	485	**485**	485
Deposits in court	**55,819**	63,841	**56,713**	63,967
Recoverable taxes	**24,709**	21,027	**28,272**	24,451
Deferred tax credits	**45,349**	64,077	**50,154**	81,627
Pension plan	**51,084**	-	**51,084**	-
Other receivables	**14,720**	4,964	**17,917**	5,419
	235,845	344,986	**816,475**	925,564
Permanent assets:				
Investments	**640,271**	373,148	**11,331**	10,943
Property, plant and equipment	**579,045**	770,232	**891,502**	950,334
Deferred charges	**131,752**	136,822	**134,025**	137,755
	1,351,068	1,280,202	**1,036,858**	1,099,032
Total assets	**2,922,026**	2,635,579	**3,457,318**	3,280,327

	Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Liabilities and shareholders' equity				
Current liabilities:				
Loans and financing	**447,707**	634,267	**929,461**	1,311,451
Trade accounts payable	**225,007**	134,012	**175,752**	158,193
Advances from customers	**17,139**	96,818	**2,163**	2,442
Salaries and social charges payable	**10,300**	11,089	**12,748**	12,201
Taxes payable	**32,752**	29,161	**37,934**	32,189
Dividends	**52,793**	25,160	**52,793**	25,160
Accrual for vacations	**30,081**	30,555	**36,122**	31,947
Notes payable - acquisition of Sadia Alimentos	**-**	74,159	**-**	-
Other payables	**72,182**	65,222	**89,631**	83,281
Total current liabilities	**887,961**	1,100,443	**1,336,604**	1,656,864
Noncurrent liabilities:				
Loans and financing	**794,946**	465,770	**889,767**	546,205
Taxes payable	**39,543**	2,265	**40,411**	3,506
Provision for contingencies	**39,874**	92,063	**56,789**	105,753
Provision for loss on investments	**11,111**	8,940	**-**	-
Due to affiliated companies	**16,505**	-	**-**	-
Deferred taxes	**6,431**	6,407	**6,431**	6,407
Other payables	**4,056**	11,578	**5,184**	13,091
	912,466	587,023	**998,582**	674,962
Minority interest in subsidiaries	**-**	-	**533**	388
Shareholders' equity:				
Capital	**700,000**	700,000	**700,000**	700,000
Income reserves	**308,954**	186,552	**308,954**	186,552
Treasury shares	**(198)**	(198)	**(198)**	(198)
Retained earnings	**112,843**	61,759	**112,843**	61,759
	1,121,599	948,113	**1,121,599**	948,113
Total liabilities and shareholders' equity	**2,922,026**	2,635,579	**3,457,318**	3,280,327
Shareholders' equity controlled by the Company			**1,122,132**	948,501

See accompanying notes.

SADIA S.A.

STATEMENTS OF INCOME
Years ended December 31, 2001 and 2000
(In thousands of reais, except per share information)

	Company	Consolidated	
	2001	**2001**	**2000**
Gross operating revenue:			
Domestic market	**2,218,197**	**2,497,861**	2,384,554
Foreign market	**1,346,249**	**1,519,215**	873,390
	3,564,446	**4,017,076**	3,257,944
Sales deductions:			
Value-added tax on sales	**(261,393)**	**(300,825)**	(317,182)
Sales deductions	**(25,430)**	**(81,426)**	(59,749)
	(286,823)	**(382,251)**	(376,931)
Net operating revenue	**3,277,623**	**3,634,825**	2,881,013
Cost of goods sold	**(2,256,714)**	**(2,359,521)**	(2,177,430)
Gross profit	**1,020,909**	**1,275,304**	703,583
Operating income (expenses):			
Selling expenses	**(568,967)**	**(712,365)**	(566,178)
Management compensation	**(9,045)**	**(9,045)**	(6,662)
General and administrative expenses	**(38,698)**	**(44,024)**	(45,134)
Other operating income (expenses)	**(6,859)**	**(15,202)**	38,542
Financial income (expenses), net	**(252,230)**	**(248,372)**	(66,765)
Equity pickup	**126,165**	**10,591**	1,668
Operating income	**271,275**	**256,887**	59,054
Nonoperating income (expenses)	**(2,139)**	**2,982**	5,286
Income before income and social contribution taxes	**269,136**	**259,869**	64,340
Current income and social contribution taxes	**(38,480)**	**(38,895)**	(1,358)
Deferred income and social contribution taxes	**(19,427)**	**(8,880)**	54,813
Employees' profit sharing	**(8,622)**	**(9,926)**	(5,542)
Net income	**202,607**	**202,168**	112,253
Participation of minority interest	**-**	**(439)**	(496)
Participation of the controlling company	**202,607**	**202,607**	112,749
Income per 1,000-lot shares outstanding – in reais	**296.77**	**-**	-

See accompanying notes.

SADIA S.A.

STATEMENT OF SHAREHOLDERS' EQUITY
Years ended December 31, 2001 and 2000
(In thousands of reais)

		Capital reserves		Income reserves					
	Capital	**Monetary correction of capital**	**Premium on capital subscription**	**Legal reserve**	**Expansion reserve**	**Research and development reserve**	**Treasury shares**	**Retained earning**	**Total Shareholders' equity**
Balances at December 31, 1999	52,500	43,755	2,326	407	-	-	-	(100,400)	(1,412)
Capital increase	129,700	-	-	-	-	-	-	-	129,700
Capital reduction	(5,667)	(53)	-	-	-	-	-	-	(5,720)
Merger of Sadia Concórdia S.A.	700,000	-	-	5,348	71,605	30,674	(198)	115,008	922,437
Cancellation of own shares	(176,533)	(43,702)	(2,326)	(407)	-	-	-	111,198	(111,770)
Net income for the year	-	-	-	-	-	-	-	39,538	39,538
Appropriation of income:									
Income reserves	-	-	-	5,638	67,649	5,638	-	(78,925)	-
Dividends	-	-	-	-	-	-	-	(24,660)	(24,660)
Balances at December 31, 2000	700,000	-	-	10,986	139,254	36,312	(198)	61,759	948,113
Prior years adjustment (Note 19)	-	-	-	-	-	-	-	**51,084**	**51,084**
Net income for the year	-	-	-	-	-	-	-	**202,067**	**202,067**
Appropriation of income:									
Income reserves	-	-	-	**10,130**	**102,142**	**10,130**	-	**(122,402)**	-
Interest on shareholders' equity	-	-	-	-	-	-	-	**(80,205)**	**(80,205)**
Balances at December 31, 2001	**700,000**	-	-	**21,116**	**241,396**	**46,442**	**(198)**	**112,843**	**1,121,599**

See accompanying notes.

SADIA S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2001 and 2000
(In thousands of reais)

	Company	Consolidated	
	2001	2001	2000
Sources of working capital			
From operations:			
Net income for the year	202,607	202,168	112,253
Add (subtract) items not involving working capital:			
Minority interest in operating results	-	439	496
Depreciation, amortization and depletion	96,649	114,652	104,987
Long-term interest and variations	70,026	29,443	(24,144)
Provision for adjustment at market	-	-	2,700
Result of disposal of permanent assets	5,668	325	9,559
Equity pickup	(126,748)	(11,174)	(28,592)
Provision for income taxes on foreign income	38,480	38,480	-
Deferred tax credits	18,752	31,497	(34,675)
	305,434	405,830	142,584
From third parties:			
Sale of permanent assets	48,839	67,059	5,289
Dividends / interest on stockholders' equity received	2,868	-	2,837
Tax incentives	-	583	746
Increase in liabilities / decrease in assets	357,796	389,511	-
Segregation of Lapa Alimentos working capital	-	-	10,135
Transfer from permanent to current assets	-	590	8,064
Total sources of working capital	714,937	863,573	169,655
Applications of working capital			
Investment acquisitions	1,949	1,949	1,543
Property, plant and equipment acquisitions	68,473	81,151	117,521
Additions to deferred charges	25,282	27,400	38,164
Increase in noncurrent assets	-	-	5,253
Dividends / interest on stockholders' equity paid	80,205	80,205	26,451
Acquisition of own shares	-	-	1,013
Transfer from current to permanent assets	1,823	4,354	-
Total applications of working capital	177,732	195,059	189,945
Working capital increase (deficiency)	537,205	668,514	(20,290)
Change in working capital			
At end of year	447,153	267,381	(401,133)
At beginning of year	(90,052)	(401,133)	(380,843)
Working capital increase (deficiency)	537,205	668,514	(20,290)

See accompanying notes.

SADIA S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000
(In thousands of reais)

1. Operations

The Sadia Group's predominant activities are the production and commercialization of foodstuffs, organized in three major segments: industrialized products, poultry (chickens and turkeys) and pork in Brazil and abroad. The industrialized products segment has been the principal focal point of the Group's investments in the last years and comprises products such as refrigerated pizzas and pasta, frozen food, margarine, industrialized poultry and pork by-products, breaded products, a diet line, and products sold sliced and in portions.

Aiming at increasing its participation in the domestic and foreign markets during 2001, the Company established new partnerships involving participation in new companies and commercial agreements in Brazil and abroad.

In September 2001, the Board of Directors authorized the centralization of poultry production for export in the subsidiary Granja Rezende S.A. Accordingly, the Company made a capital increase with fixed asset items in the amount of R$ 43,126, inventories of R$ 43,583, both from its production units of Dois Vizinhos (PR) and Francisco Beltrão (PR), plus cash of R$ 41, totaling R$ 86,750.

2. Preparation and Presentation of the Financial Statements

The financial statements are the responsibility of the Group's management and were prepared in compliance with the provisions of Brazil's Corporation Law and the norms of the Comissão de Valores Mobiliários - CVM (Brazil's equivalent of the Securities and Exchange Commission of the United States).

As mentioned in the financial statements as of December 31, 2000, on December 29, 2000, the subsidiary Sadia Alimentos S.A. merged the controlling company (Sadia S.A.) of the Sadia Group.

The Sadia Group, as an economic unit, is composed by the same companies and activities, or in other words the previously mentioned merger produced no effect whatsoever.

2. Preparation and Presentation of the Financial Statements (continued)

Thus, the statements of income and changes in financial position of the controlling company of the Group are not being presented in a comparative form, being comparable through the corresponding consolidated financial statements (consolidated in comparative form and individually without comparability).

3. Summary of Principal Accounting Practices

a) Operating results

Income and expenses are recognized on the accrual basis.

b) Short-term investments

Financial investments in local currency comprise principally investment funds, national treasury certificates and are recorded at cost plus earnings to the balance sheet date, not exceeding market value. Financial investments in foreign currency refer basically to Brazil C Bearer Bonds, Brazil Global 09 and National Treasury Notes recorded at acquisition cost plus interest earned and the realization of the investment premium/discount based on the time between acquisition and maturity (Notes 4 and 16). These securities are classified in accordance with their redemption expectation.

c) Allowance for doubtful accounts

The allowance for doubtful accounts is calculated based on estimated losses in an amount considered sufficient to cover possible losses on receivables of difficult collection.

d) Inventories

Are stated at average acquisition or production cost, not exceeding realization or replacement value.

3. Summary of Principal Accounting Practices (continued)

e) Investments

Investments in subsidiaries are valued by the equity method in the Company's statements, based on their equity on the same date and applying the same accounting practices. The gains or losses due to changes in the participation percentages are presented in nonoperating results.

The financial statements of subsidiaries headquartered abroad are translated into reais by the following criteria:

- Assets, liabilities and shareholders' accounts at the exchange rate in effect at the end of the period;
- Profit and loss accounts at the exchange rate in effect at the end of each month.

All other investments are stated at acquisition cost, inflation adjusted until December 31, 1995, reduced by an adjustment to cover losses considered permanent.

f) Property, plant and equipment

Are stated at acquisition or construction cost, less accumulated depreciation, inflation adjusted until December 31, 1995. Depreciation is computed by the straight-line method at annual rates taking into consideration the useful economic life of the asset items, adjusted for the number of operating shifts, as shown in Note 8.

Interest incurred in financing of projects for construction, modernization and expansion of industrial units is allocated to the costs of the corresponding constructions in progress.

g) Deferred charges

Represent preoperating costs incurred in the implantation of management software, plant expansion and modernization, amortizable over a 5-year period as of the start of production.

3. Summary of Principal Accounting Practices (Continued)

h) Short and long-term obligations

Current and noncurrent liabilities are shown at their known or computable amounts plus their corresponding charges and monetary or exchange variations to the balance sheet date.

i) Income and social contribution taxes

Are computed on a monthly basis at the tax rates in force.

The reconciliation of payable income and social contribution taxes, as well as the composition of the balance of deferred income and social contribution taxes on tax losses and timing differences are shown in Note 13.

j) Consolidated financial statements

The consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries, as shown in Note 7. The consolidated financial statements consider the elimination of investments in proportion to the participation of the controlling companies in shareholders' equity of the subsidiaries and of intercompany account balances and operating results. The participation of minority interest was excluded from shareholders' equity and net income for the year and shown separately in the balance sheets and the consolidated statements of income.

The subsidiary Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities has its assets and liabilities consolidated under the same nomenclature and its operating results before income and social contribution taxes of R$ 4,843 and R$ 7,253 at December 31, 2001 and 2000, respectively, consolidated in financial income.

k) Benefits to employees

In compliance with Deliberation CVM No. 371 of December 2000, the Company, by means of an actuarial study, recorded the future benefits to employees, as mentioned in Note 19.

SADIA S.A.

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2001 and 2000
(In thousands of reais)

4. Short-term Investments and Marketable Securities

	Annual average interest rate - %	Company 2001	Company 2000	Consolidated 2001	Consolidated 2000
Short-term					
Local currency:					
Investment funds	18.16	156,545	130,110	183,911	154,549
Others		106	12,168	106	12,168
		156,651	142,278	184,017	166,717
Foreign currency:					
National Treasury Notes	9.84	60,027	10,048	60,027	10,048
Overnight	4.69	-	-	40,221	13,163
Brazil Global 09	12.72	-	-	12,314	9,489
Brazil C Bearer Bonds	12.96	-	-	4,916	-
Others		-	-	7,113	-
		60,027	10,048	124,591	32,700
Total short-term		216,678	152,326	308,608	199,417
Long-term					
Local currency:					
National Treasury Certificates	12.00	6	1,688	10,416	10,132
Others		696	696	696	696
		702	2,384	11,112	10,828
Foreign currency:					
Brazil Global 09	12.72	-	-	401,484	341,522
Brazil C Bearer Bonds	12.96	-	-	145,745	335,803
National Treasury Notes	9.84	42,977	52,588	42,977	52,588
Global Notes	10.00	-	-	10,532	8,874
		42,977	52,588	600,738	738,787
Total long-term		43,679	54,972	611,850	749,615
Total		260,357	207,298	920,458	949,032

The short and long-term investments in foreign currency are subjected to the exchange rate variation of the U.S. dollar.

As of December 31, 2001, the long-term investments had the following composition:

Maturity	Company	Consolidated
2002	60,027	77,257
2003	35,980	35,980
2004	7,003	7,003
2005	-	10,532
2006	-	-
2007 and after	696	558,335
	103,706	689,107

SADIA S.A.

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2001 and 2000
(In thousands of reais)

5. Inventories

	Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Finished goods	**157,574**	116,513	**184,791**	143,678
Livestock and poultry	**193,767**	162,156	**274,115**	168,124
Raw materials	**67,410**	63,052	**88,747**	78,533
Supplies	**24,369**	35,942	**32,135**	40,000
Packing material	**25,848**	24,938	**27,174**	24,938
Inventory in transit	**16,741**	13,623	**19,221**	13,972
Work in process	**23,034**	29,528	**30,422**	43,610
Advances to suppliers	**1,465**	6,371	**4,172**	9,559
Imports in process	**860**	7,483	**860**	7,483
	511,068	459,606	**661,637**	529,897

6. Recoverable Taxes (current and noncurrent)

	Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Value-added state sales tax - ICMS	**9,401**	11,720	**34,147**	29,415
Federal excise tax - IPI	**31,823**	28,969	**35,897**	28,969
Income tax withheld at source	**14,522**	17,904	**16,379**	18,541
Other taxes	**2,132**	2,381	**2,183**	2,870
Total	**57,878**	60,974	**88,606**	79,795
Current	**33,169**	39,947	**60,334**	55,344
Noncurrent	**24,709**	21,027	**28,272**	24,451

ICMS- the balance to be compensated with taxes of the same nature was generated by operations at various plants.

IPI- IPI tax credit includes the tax credit on packaging and other materials and the special IPI tax credit for reimbursement of PIS and COFINS taxes on exports.

Income and social contribution- represent income tax withholding on financial investments and payment anticipations of income and social contribution taxes by means of compensation with federal taxes.

(In thousands of reais)

7. Investments

a) Data of subsidiaries

The direct or indirect subsidiaries included in the consolidation, and the Company's ownership percentage is:

Sadia International Ltd.	**100.00 %**
Sadia Uruguay S.A.	100.00 %
Sadia Chile S.A.	60.00 %
Sadia Argentina S.A.	100.00 %
Sadia Italia Srl	99.99 %
Churrascaria Beijing Brazil Ltd.	50.00 %
Concórdia Foods Ltd.	50.00 %
Concórdia S.A. CVMCC	**99.90 %**
Granja Rezende S.A.	**100.00 %**
Rezende Óleo Ltda.	22.00 %
Rezende Marketing e Comunicação Ltda.	100.00 %
Concórdia S.A. CVMCC	0.10 %
Rezende Óleo Ltda.	**78.00 %**
BRF Trading S.A.	**50.00 %**
EzFood Serviços S.A.	**33.33 %**

b) Composition of investments

Subsidiaries	Ownership %	Shareholders' equity	Net operating result	Equity pickup	Investment balance 2001	Investment balance 2000
Sadia International Ltd.	100.00	115,265	49,390	60,634	**115,265**	54,900
Concórdia S.A. CVMCC	99.90	32,359	4,430	5,008	**32,327**	30,186
Granja Rezende S.A.	100.00	490,412	63,547	63,547	**490,412**	286,765
Rezende Óleo Ltda.	78.00	-	(2,784)	(2,171)	**-**	-
BRF Trading S.A.	50.00	100	-	-	**50**	-
EzFood Serviços S.A.	33.33	2,535	-	-	**845**	-
Total subsidiaries				126,748	**638,899**	371,851
Other investments				-	**1,372**	1,297
Total Company investments				126,748	**640,271**	373,148
Sundry investments of subsidiaries				-	**9,959**	9,186
Investments eliminated in consolidation				(115,574)	**(638,899)**	(371,391)
Total consolidated investments				11,174	**11,331**	10,943

c) Equity pickup

Company: investments, valued by the equity method, generated a net accumulated gain of R$ 126,748 (operating of R$ 126,165, of which R$ 10,974 related to foreign currency translation gain, and nonoperating of R$ 583).

Consolidated: investments, valued by the equity method, generated a net accumulated gain of R$ 11,174 (operating of R$ 10,591 related to foreign currency translation gain, and nonoperating of R$ 583).

(In thousands of reais)

7. Investments (continued)

d) New investments

In 2001, the Company made new investments aiming at increasing its participation in the domestic market and exports, as follows:

On April 25, 2001, the Company constituted BRF Trading S.A., a joint-venture in conjunction with Perdigão, whose main objective will be the development of emerging markets, principally in Eastern-Europe.

On May 10, 2001, the Company created Concórdia Foods Ltd., another joint-venture with Sun Valley Foods (subsidiary of Cargil), with the objective of expanding product distribution in the United Kingdom.

On May 16, 2001, the Company, together with Accor do Brasil S.A. and Almart Administração e Participações S.A., formed EzFood Serviços S.A., with an equal participation in capital. The objective of the new company is the wholesale market and the rendering of consulting, advisory, intermediation and integrated logistics services for the distribution of products to the food service segment.

8. Property, Plant and Equipment

	Average annual depreciation rate - %	Company				Consolidated			
		2001			2000	2001			2000
		Cost	Depreciation	Residual value	Residual Value	Cost	Depreciation	Residual value	Residual value
Machinery and equipment	15	584,124	(308,611)	275,513	332,632	737,058	(392,036)	345,022	340,410
Buildings	4	355.490	(157,782)	197,708	284,853	671,712	(251,294)	420,418	436,012
Installations	10	146,245	(78,657)	67,588	69,894	155,391	(84,419)	70,972	71,476
Vehicles	27	22,062	(16,448)	5,614	4,937	24,375	(18,465)	5,910	5,118
Forestation and reforestation	-	11,566	(3,699)	7,867	8,339	12,940	(3,860)	9,080	9,465
Trademarks and patents	10	1,772	(873)	899	1,135	2,002	(873)	1,129	1,328
Others	-	-	-	-	-	604	(463)	141	2,267
Construction in progress	-	19,331	-	19,331	59,844	33,150	-	33,150	74,478
Advances to suppliers	-	2,941	-	2,941	7,091	3,426	-	3,426	7,308
Use rights	-	1,584	-	1,584	1,507	2,254	-	2,254	2,472
		1,145,115	(566,070)	579,045	770,232	1,642,912	(751,410)	891,502	950,334

As mentioned in Note 1, the Company made a capital payment to subsidiary Granja Rezende S.A. with fixed asset items in the net amount of R$ 43,126. Additionally, the liquidation of an obligation with said subsidiary for the acquisition of Rezende Alimentos in 2000 was also made with fixed asset items in the amount of R$ 43,727.

(In thousands of reais)

8. Property, Plant and Equipment (continued)

The portion of interest incurred on the financing of modernization projects and expansion of the industrial units was recorded in cost of the respective constructions in progress in the amount of R$ 2,499 (R$ 6,020 in 2000).

The Company has recorded, at net realization value, certain asset items related principally to the discontinued activities of Lapa Alimentos, the administrative center of Granja Rezende, in addition to other assets considered improper for the current operations, as disposable for sale.

As of December 31, 2001, the consolidated book value of these asset items (net of accumulated depreciation) was R$ 44,669, while the estimated realization value was R$ 36,469, net of disposal costs. The provision to the estimated sale value in the amount of R$ 8,200 was complemented in 2001 with R$ 5,660, recorded in other nonoperating expenses.

The amount of R$ 33,980 is classified as fixed asset items for sale and the remaining items in the amount of R$ 2,489 are leased, classified as property, plant and equipment. Management is taking actions for the sale of these items in a short period of time.

The items disposed of during 2001, in the amount of R$ 67,059 (R$ 5,289 in 2000), generated an income before income and social contribution taxes of R$ 5,335 (a loss of R$ 1,774 in 2000), recorded in other nonoperating income (expenses) accounts of the consolidated statements of income.

9. Deferred Charges

		Company				Consolidated			
	Annual	2001			2000	2001			2000
	amortiz. %	Cost	Amortiz.	Residual value	Residual value	Cost	Amortiz.	Residual Value	Residual value
Preoperating expenses	20	211,845	(83,136)	128,709	128,815	225,050	(94,119)	130,991	129,749
Product development	20	8,524	(5,552)	2,972	5,114	8,524	(5,552)	2,972	5,114
Others	20	78	(7)	71	2,893	136	(14)	122	2,892
		220,447	(88,695)	131,752	136,822	233,710	(99,685)	134,025	137,755

(In thousands of reais)

10. Loans and Financing - short-term

	Company		Consolidated	
	2001	2000	2001	2000
Foreign currency				
Credit lines for the incentive of foreign trade activities granted by promissory notes and guarantees, at annual interest rates varying from 2.40% to 8.83%	-	-	461,735	665,133
Exchange contract advances (ACC) at rates annual interest rates varying from 3.28% to 6.40%	65,954	387,848	65,954	387,848
Others	24,389	-	24,389	-
	90,343	387,848	552,078	1,052,981
Local currency				
Rural credit lines and loans for working capital at annual interest rate of 8.75%	192,987	105,493	206,627	110,860
	283,330	493,341	758,705	1,163,841
Short-term portion of long-term financing	164,377	140,926	170,756	147,610
Total short-term loans and financing	447,707	634,267	929,461	1,311,451

At December 31, 2001 and 2000, the weighted interest average rate of current loans were 8.42% and 8.20%, respectively.

11. Long-term financing

	Company		Consolidated	
	2001	2000	2001	2000
Foreign currency				
IFC - (International Finance Corporation) funding in foreign currency for investments in fixed assets, payable in installments up to 2008, of which R$ 261,935 subject to interest at the rate of 8.52%, R$ 55,565 at 9.05% and R$ 15,069 subject to Libor - 6 month rate (1.98% in December 2001), guaranteed by real estate mortgages.	332,569	350,622	332,569	350,622
Export financing is composed mainly by prepayment, subject to Libor-6 month rate (1.98% in December 2001) plus annual interest of 4.10%, guaranteed by promissory notes or sureties.	187,534	-	187,534	-
The BNDES (National Development Bank), FINEM is subject to a weighted average of the exchange variation of a basket of currencies handled by the BNDES - UMBNDES plus fixed interest of 3.5%, guaranteed by the financed asset and real estate mortgages.	66,109	65,123	66,109	65,123
Export financing (FINAMEX), R$ 32,883 at Libor rate plus annual interest of 1.9%, and R$ 1,944 at Libor rate plus annual interest, guaranteed by promissory notes.	-	34,827	-	34.827
Others	26,215	8,954	33,222	16,580
Total foreign currency	612,427	459,526	619,434	467.152

(In thousands of reais)

11. Long-term financing (continued)

	Company		Consolidated	
	2001	2000	2001	2000
Local currency				
BNDES - credit lines being used for investments and export increase and are payable in installments from 2002 to 2008, of which R$ 13,540 relates to FINAME subject to TJLP - Long-Term Interest Rate (annual rate of 10% in December 2001) plus annual interest of 3.04%; R$ 250,142 to FINAME-EXIM at the TJLP rate plus annual interest of 1.35%; R$ 92,533 to FINEM at the TJLP rate plus annual interest of 3.49%; all guaranteed by the financed assets and real estate mortgages.	346,568	127,378	356,215	129,999
PESA - Special Aid Program for Agribusiness payable in installments from 2002 to 2020, subject to the IGP-M index variation plus annual interest of 9.89%, guaranteed by sureties.	-	-	84,546	76,872
Others	328	19,792	328	19,792
Total local currency	346,896	147,170	441,089	226,663
	959,323	606,.696	1,060,523	693.815
Short-term portion of long-term financing	(164,377)	(140,926)	(170,756)	(147,610)
Long-term portion of financing	794,946	465,770	889,767	546,205

The financing in foreign currency is subject to the variations of the U.S. dollar and the UMBNDES.

The payment schedule of the long-term portions as of December 31, 2001 is as follows:

Due date	Company	Consolidated
2002	164,377	170,756
2003	290,637	292,918
2004	139,934	142,231
2005	129,929	138,924
2006	110,592	111,804
2007 onwards	123,834	203,890
	959,323	**1,060,523**

(In thousands of reais)

11. Long-term financing (continued)

The IFC financing contract foresees restrictions in respect to the distribution of additional dividends to the minimum obligatory ones, and establishes the anticipated loan repayment in case some requirements, including among others the maintenance of certain consolidated financial indices, are not satisfied. As of December 31, 2001, the Company did not meet the consolidated long-term indebtedness index. However, it is in negotiations with the IFC aiming at obtaining a temporary waiver of this contractual clause. At the same time, there are negotiations in process for the final change of this clause in the financing contract.

The Company maintains long-term investments also subject to the variation of the U.S. dollar (see Notes 4 and 16) for the purposes of minimizing the impact of eventual exchange variations on long-term financing.

As mentioned in Note 14, as of December 31, 2001, the net dividend submitted to the approval of the Shareholders' Meeting was 37.12% of net income for the year, after the appropriation to the legal reserve.

12. Provision for Contingencies

The Company and its subsidiaries have several processes of labor, civil and tax nature in progress, resulting from its normal business activities.

The respective provisions for contingencies were constituted based on the evaluation of legal counsel for processes with probable loss possibility. When necessary, judicial deposits were made.

The tax and corporate registers of the Company are subject to inspection by the tax authorities during various expiration periods, in accordance with the legislation in effect.

Company management believes that the provision for contingencies shown below is sufficient to cover eventual losses.

	Company		Consolidated	
	2001	2000	2001	2000
Tax litigations	17,286	73,555	27,642	80,161
Civil litigations	9,409	6,516	15,851	13,236
Labor claims	13,179	11,992	13,296	12,356
	39,874	92,063	56,789	105,753

12. Provision for Contingencies (continued)

Tax litigations

In the federal sphere, the principal disputes focus on the reduction of the calculation basis of social contribution tax related to monetary variations of obligations in foreign currency for the period of July to November 1994.

In the state sphere, the majority of disputes refers to the contestation of ICMS taxation.

In May 2001, in the session of the First Plenary Section, the Superior Court of Justice (STJ) decided the PIS - Semestral Payment matter in favor of taxpayers. The Company was claiming the amount of R$ 84,690 and while awaiting the STJ decision it used the procedure of paying monthly 10% of the PIS tax due and constitute a provision for contingency of the remaining amount. Thus, the Company reversed the provision for contingencies made before in the amount of R$ 59,517, net of expenses related to the process and before income and social contribution taxes. The reversal was recorded in the operating results of the year as a reduction of sales taxes.

The remaining credit of R$ 12,017, as of December 31, 2001, is being recorded by means of its compensation with other federal taxes, as a reduction of sales taxes.

Civil litigations

Represents principally rescissions of partnership contracts with certain integrated producers and suits for losses and damages, including moral, arising from work-related accidents and consumer relations. With respect to Granja Rezende S.A., the civil suits are related to issues arising in the poultry genetics area.

Labor claims

Labor claims are due principally to the corporate and structural reorganization process occurred over the past three years, which resulted in personnel reduction and an increased turnover rate in the sector.

(In thousands of reais)

13. Income and Social Contribution Taxes

Income and social contribution taxes were calculated at the rates in effect, totaling 34%, as follows:

a) Reconciliation of income and social contribution tax expenses:

	Company	Consolidated	
	2001	2001	2000
Income before taxes	269,136	259,869	64,340
Interest on stockholders' equity	(80,205)	(80,205)	-
Participation of employees	(8,622)	(9,926)	-
Income before taxes and participation of employees	180,309	169,738	-
Income and social contribution taxes at their nominal rates	(61,305)	(57,711)	(21,876)
Adjustment for calculation of the effective tax rates			
Permanent differences:			
Equity pickup	42,896	3,601	570
Gain on corporate participation	-	-	5,784
Amortization of loss on investment	-	-	4,803
Not taxes result in fully-owned foreign subsidiary	-	-	14,686
Interest on stockholders' equity	-	976	966
Others	2,453	4,447	(1,257)
Tax losses and negative calculation basis			
Tax loss of the controlling company	(1,444)	(1,444)	24,245
Negative basis of the controlling company	(2,027)	(2,027)	7,984
Tax loss of subsidiary Granja Rezende	-	-	33,077
Negative basis of subsidiary Granja Rezende	-	-	10,543
Provision at realization value of IRPJ/CSLL of subsidiary Granja Rezende	-	-	(26,070)
Reversal of provision IRPJ/CSLL of subsidiary Granja Rezende	-	26,070	-
Provision for IRPJ/CSLL on income from abroad	(38,480)	(21,687)	-
Income and social contribution taxes at effective tax rate	(57,907)	(47,775)	53,455
Income and social contribution tax expenses for the year	(38,480)	(38,895)	(1,358)
Deferred income and social contribution tax credits	(19,427)	(8,880)	54,813

Provisional Measure No. 2,158-34 of June 29, 2001 modified the taxation of operating results of subsidiaries located abroad. Consequently, the Company made a provision of R$ 38,480 for income and social contribution taxes applicable on income from foreign subsidiaries.

The subsidiary Granja Rezende constituted deferred income and social contribution tax credits of R$ 26,070, taking into consideration the expectation of future taxable income, as from the production expansion with the transfer of two production units of the controlling company, as mentioned in Note 1.

(In thousands of reais)

13. Income and Social Contribution Taxes (continued)

b) Composition of the balance of deferred income and social contribution tax credits:

	Company		Consolidated	
	2001	2000		2000
Assets:				
Deferred income and social contribution taxes:				
Provision for contingencies	**13,830**	31,119	**18,635**	32,473
Provision for employees' profit sharing	**5,100**	2,423	**5,292**	2,423
Provision for advertising	**-**	1,496	**-**	1,496
Tax loss carryforwards	**35,700**	32,228	**58,628**	48,362
Summer Plan depreciation	**6,690**	7,904	**6,690**	7,904
Others	**4,207**	9,045	**4,379**	9,107
Total deferred income and social contribution tax credits	**65,527**	84,215	**93,624**	101,765
Liabilities:				
Deferred income and social contribution taxes:				
Depreciation - rural activity	**6,835**	6,130	**6,835**	6,130
Accelerated depreciation	**311**	277	**311**	277
Total deferred tax liabilities	**7,146**	6,407	**7,146**	6,407
Total deferred income and social contribution taxes, net	**58,381**	77,808	**86,478**	95,358
Short-term, net	**19,463**	20,138	**42,755**	20,138
Long-term, net	**38,918**	57,670	**43,723**	75,220

14. Shareholders' Equity

a) Capital

Subscribed and paid-in capital at December 31, 2001 and 2000consisted of the following shares without par value:

Common shares	257,000,000
Preferred shares	426,000,000
Total	683,000,000
Preferred shares in treasury	(304,288)
Outstanding shares	682,695,712

(In thousands of reais)

14. Shareholders' Equity (continued)

b) Remuneration of shareholders

	2001	2000
Net income for the year	**202,607**	112,749
Legal reserve	**(10,130)**	(5,638)
Dividend calculation basis	**192,477**	107,111
Distribution to shareholders:		
Interest on shareholders' equity in 2001 (net of income withholding tax of R$ 2,088) / dividends in 2000, prepaid	**19,243**	7,252
Interest on shareholders' equity in 2001 (net of withholding income tax of R$ 6,666) / dividends in 2000, accrued on December 31	**52,208**	24,660
Total	**71,451**	31,912
Percentage in relation to the calculation basis	**37.12%**	29.79%
Interest on shareholders' equity/ dividends per 1,000-share lot - in reais:		
Preferred	**103.40**	48.40
Common	**94.00**	44.00

c) Statutory reserves

According to the Company's bylaws, 5% of net income for the year is appropriated to research and development and between 15% and 60% to expansion, both subject to ratification by the General Shareholders Meeting.

d) Treasury shares

The Company holds in treasury 304 lots of 1000 preferred shares with the objective of future sale and/or cancellation

e) Market value

The market value of Sadia S.A.' shares, based on the year 2001 last average quotation of transactions on the São Paulo Stock Exchange (BOVESPA) corresponded to R$ 1,250.00 per 1,000-share lot on December 31, 2001 (R$ 1,160.00 on December 31, 2000). The book value on the same date was R$ 1,642.90 per 1,000-share lot (R$ 1,388.78 on December 31, 2000).

(In thousands of reais)

14. Shareholders' Equity (continued)

f) Shareholders composition

- Composition of shareholders owning more than 5% of voting right shares, to the level of individual, at December 31, 2001:

Shareholders:	ON	%	PN	%	Total	%
Fundação Attílio F. Xavier Fontana	24,998,558	9.,73	14,166,000	3.32	39,164,558	5.73
Osório Henrique Furlan	14,378,172	5.59	235,127	0.06	14,613,299	2.14
Sunflower Participações S.A.	32,018,789	12.46	-	-	32,018,789	4.69
Treasury shares	-	-	304,288	0.07	304,288	0.05
Others	185,604,481	72.22	411,294,585	96.55	596,899,066	87.39
Total	257,000,000	100.00	426,000,000	100.00	683,000,000	100.00

- Share composition of Sunflower Participações S.A. at December 31, 2001:

Shareholders:	ON	%
Maria Aparecida Cunha Fontana	14,084,143	43.99
Attilio Fontana Neto	5,716,562	17.85
Walter Fontana Filho	6,739,660	21.05
Vânia Cunha Fontana	5,478,424	17.11
Total	**32,018,789**	**100.00**

- Shares in possession of Controllers, Executive Office, Board of Directors and Statutory Audit Committee at December 31, 2001:

	ON	%	PN	%	Total	%
Controllers	167,474,102	65.17	55,478,121	13.02	222,952,223	32.64
Executive Office	8,704,927	3.38	475,094	0.12	9,180,021	1.35
Board of Directors	13,668	0.01	353,001	0.08	366,669	0.05
Statutory Audit Committee	11,859	-	301,913	0.07	313,772	0.05
Total	176,204,556	68.56	56,608,129	13.29	232,812,685	34.09

- Outstanding shares:

	ON	%	PN	%	Total	%
Ações em circulação	89,525,898	34.83	370,521,879	86.98	460,047,777	67.36
Total	**257,000,000**	**100.00**	**426,000,000**	**100.00**	**683,000,000**	**100.00**

(In thousands of reais)

15. Financial Income (Expenses)

	Company	Consolidated	
	2001	2001	2000
Financial expenses:			
Interest	(103,708)	(160,341)	(150,252)
Monetary variation	(6,948)	(18,142)	(7,390)
Exchange variation	(182,128)	(184,067)	(102,508)
Others	(34,701)	(49,722)	(54,222)
	(327,485)	(412,272)	(314,372)
Financial income:			
Interest	41,888	118,576	171,484
Monetary variation	8,695	9,676	13,925
Exchange variation	11,403	11,849	20,385
Others	13,269	23,799	41,813
	75,255	163,900	247,607
	(252,230)	(248,372)	(66,765)

16. Financial Instruments

a) Risk management

The Company has a finance committee responsible for the definition of strategies, establishment of limits of position and exposure to exchange variation resulting from international operations and financing in foreign currency. Accordingly, as it has financing denominated in U.S. dollars, the Company partially protects itself from the exchange variations by means of maintaining financial applications also denominated in U.S. dollars.

Additionally, to minimize the exchange impact, it uses exchange hedges and exchange rate swap operations (U.S. dollar for CDI) besides accounts receivable in U.S. dollars originating from exports, which also reduces the exchange exposure as a natural hedge.

	Consolidated	
	2001	2000
Exchange exposure as of December 31:		
Cash and financial applications	736,763	775,418
Accounts receivable	186,915	106,703
Derivatives in U.S. dollars - exchange rate swap	153,025	318,718
Suppliers	(35,692)	(30,087)
Loans and financing	(1,171,512)	(1,520,133)
Exposure of liabilities	(130,501)	(349,381)

(In thousands of reais)

16. Financial Instruments (continued)

b) Estimated market values

Financial assets and liabilities are represented in the balance sheet at cost and respective appropriation of income and expenses, which approximate market value.

The consolidated nominal values of outstanding contracts at December 31, 2001 were R$ 185,462 of exchange hedge and R$ 147,188 of exchange swap (R$ 309,845 at December 31, 2000), due in January 2002. The market value of derivatives contracts at December 31, 2001, estimated based on prices quoted in the market for comparable contracts, approximate book value (R$ 8,853 gain on December 31, 2000).

The difference in amounts receivable or payable, in agreement with these contracts, is included in the balance sheet in the account of other financial applications - R$ 7,113 and R$ 11,863 at December 31, 2001 and 2000, respectively, and R$ 24,389 in other foreign currency financing at December 31, 2001, an in the statement of income as other financial expenses or income.

The estimated market value of the financial instruments in comparison with the book value, is shown below:

	Consolidated			
	2001		2000	
	Book value	Market value	Book value	Market value
Cash	45,930	45,930	24,037	24,037
Financial applications:				
Local currency	195,129	195,129	177,545	177,545
Foreign currency	725,329	723,490	771,487	776,866
Accounts receivable	395,530	395,530	339,319	339,319
Loans and financing	1,819,228	1,819,228	1,857,656	1,857,656
Suppliers	175,752	175,752	158,193	158,193

c) Credit risk

The Company is substantially subject to credit risk with respect to its financial applications and derivatives contracts. It limits its risks associated with these financial instruments by placing them with financial institutions with good classification of rating. The Company does not require guarantees for these financial instruments.

(In thousands of reais)

16. Financial Instruments (continued)

c) Credit risk (continued)

The concentration of credit risk in relation to accounts receivable is minimized due to large customers base. Usually, the Company does not require guarantees for its accounts receivable. An allowance for doubtful accounts was made for those customers management believes no total collection will be made.

Expenses with doubtful accounts totaled R$ 16,955 in 2001 and R$ 7,350 in 2000.

d) Financial indebtedness

The financial indebtedness comprises financial assets (cash and financial applications) and liabilities (financing), which at December 31, 2001 was as follows:

	Consolidated					
	2001			2000		
	Assets	Liabilities	Net debt	Assets	Liabilities	Net debt
Current:						
Local currency	218,513	301,270	(82,757)	186,823	135,526	51,297
Foreign currency	136,025	628,191	(492,166)	36,631	1,175,925	(1,139,294)
	354,538	929,461	(574,923)	223,454	1,311,451	(1,087,997)
Noncurrent:						
Local currency	11,112	346,446	(335,334)	10,828	201,997	(191,169)
Foreign currency	600,738	543,321	57,417	738,787	344,208	394,579
	611,850	889,767	(277,917)	749,615	546,205	203,410
	966,388	1,819,228	(852,840)	973,069	1,857,656	(884,587)

17. Insurance

The Company and its subsidiaries have the policy of maintaining insurance coverage at adequate levels for the risks involved. Due to the characteristics of its installations located in multiple locations, management contracts insurance under the concept of maximum possible loss in one event, which covers fire, civil responsibility and miscellaneous risks (storm, lightning and flood). In addition, the Company has insurance for transportation of goods, personal injuries and vehicles.

(In thousands of reais)

18. Balances of Transactions with Related Parties

Transactions with related parties are made at regular market prices and conditions, similar to those with third parties. The balances as of December 31, 2001 and 2000 are shown below:

	Current assets		Noncurrent assets		Current liabilities		Noncurrent liabilities		Result of the year					
									Purchases		Sales		Financial	
Companies	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**
Sadia International Ltd.	**194,344**	64,694	-	135,336	**(17,795)**	(95,293)	**(16,705)**	-	**(150)**	-	**1,046,928**	61,727	**(10,468)**	(1,139)
Sadia Argentina S.A.	**12,682**	20,356	-	-	**(2)**	-	-	-	-	-	**49,467**	4,466	-	-
Sadia Uruguay S.A.	**488**	664	-	-	-	-	-	-	-	-	**3,197**	220	-	-
Sadia Chile S.A.	**814**	640	-	-	**(48)**	-	-	-	-	-	**7,999**	951	-	-
Concórdia CVMCC	**2,438**	-	-	-	-	-	-	-	-	-	-	-	-	-
Granja Rezende S.A.	**20,046**	1,148	**200**	284	**(91,893)**	(81,401)	-	-	**(272,225)**	2,561	**40,357**	777	-	-
	230,812	87,502	**200**	135,620	**(109,737)**	(176,694)	**(16,705)**	-	**(272,375)**	2,561	**1,147,948**	68,141	**(10,468)**	(1,139)

(In thousands of reais)

19. Supplementary Retirement Income Plan

The Company and its subsidiary Concórdia CVMCC are the sponsors of a supplementary defined benefit pension plan managed by the Attilio Francisco Xavier Fontana Foundation.

The retirement benefit is defined as the difference between (i) 80% of the average salary of the retiree during the last 36 months indexed to the retirement date and (ii) the amount of the official governmental retirement amount. The retirement benefit is adjusted for cost of living increases and productivity premiums granted to active employees.

In addition to the retirement plan, the Company has a human resources policy of granting the following benefits:

- Payment of FGTS penalty at the time of the employee's retirement;
- Payment of homage for service time;
- Payment of indemnity for dismissal; and
- Payment of indemnity for retirement.

The financial system is that of capitalization for supplementary retirement and pension income and simple apportionment of other benefits.

The contribution of the Company is established based on a fixes percentage of the payroll of active participants, as recommended annually by the independent actuaries.

The Company's contributions totaled R$ 1,470 and R$ 1,280 in 2001 and 2000, respectively, and the consolidated R$ 1,522 and R$ 1,290, respectively.

According to the Foundation bylaws, the sponsoring companies are jointly liable for the obligations contracted by the Foundation with its participants and dependents.

To comply with Deliberation No. 371 of December 13, 2000, the Company recognized the actuarial adjustment resulting from the benefits that will be granted to employees after they complete their service time. The actual study, made by an independent actuary at the base date of December 31, 2001, presented a superavit net, of R$ 51,084, which was recorded by the Company in shareholders' equity.

(In thousands of reais)

19. Supplementary Retirement Income Plan (continued)

At December 31, 2001, the Foundation had 28,310 participants (27,412 in 2000), of which 25,991 are active employees (24,553 in 2000).

The reconciliation of assets and liabilities recognized in the balance sheet is shown below:

Retirement Plan	Immediate recognition of the asset
Present value of the actuarial obligation	(446,175)
Fair value of plan assets	497,259
Covered obligation	51,084
Net asset to be recognized in the balance sheet	51,084

The amounts to be recognized in the statement of operating results for the year 2002, are shown below:

Expense recognition in 2002	Total
Cost of gross current service	21,601
Contribution of participants	(4,849)
Cost of net current service	16,752
Interest on actuarial obligation	49,209
Expected income on plan assets	(55,579)
Total expense	10,382

The principal actuarial assumptions as of December 31, 2001 are as follows:

Economic assumptions	Total
Discount rate at December 31	6% per year
Investment return rate	6% per year
Salary growth	2% per year
Benefit and official social security adjustment	Void
Inflation	5% per year

SADIA S.A.

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2001 and 2000
(In thousands of reais)

20. Supplementary Information

The statements of cash flow and added value are being presented as supplementary information to the financial statements for the years.

a) Statement of Cash Flow

The statement of cash flow was prepared as from the accounting records and in accordance with the instructions for preparation contained in NPC 20 of the IBRACON - Institute of Independent Auditors, indirect method.

	Consolidated	
	2001	2000
Net income for the year	202,607	112,749
Adjustments to reconcile net income to cash generated by operating activities:		
Variation in minority interest	439	496
Interest accrued, net of interest paid	226,799	69,228
Depreciation, amortization and depletion	114,652	104,987
Equity pickup	(11,174)	(28,592)
Deferred taxes	8,880	(54,813)
Contingencies	(48,964)	(12,299)
Result of sale or disposal of fixed assets	325	9,559
Variation in operating assets and liabilities:		
Customers, net	(62,231)	58,065
Inventories	(131,740)	9,587
Recoverable taxes, prepaid expenses and others	(14,374)	(20,334)
Judicial deposits	7,254	4,796
Suppliers	17,559	(56,763)
Taxes and salaries payable, and others	44,527	(88,015)
Net cash generated by operating activities	354,559	108,651
Investment activities:		
Resources from sale of fixed assets	67,059	5,289
Acquisition of property, plant and equipment	(110,500)	(157,228)
Financial applications	(3,637,116)	(3,472,648)
Redemption of financial applications	3,767,523	3,641,727
Net cash generated by investment activities	86,966	17,140
Financing activities:		
Funding	1,230,977	1,695,745
Payment of financing	(1,578,037)	(1,794,337)
Dividends paid	(52,572)	(25,372)
Net cash used in financing activities	(419,632)	(123,964)
Cash at beginning of year	24,037	22,210
Cash at end of year	45,930	24,037
Net cash increase	21,893	1,827

(In thousands of reais)

20. Supplementary Information

b) Statement of Added Value

The statement of added value presents the generation and distribution of resources computed in the year; The resources generated were principally distributed between human resources, third-parties' capital, government and shareholders.

The statement of added value was prepared in accordance with the model proposed by the Foundation Institute of Accounting, Actuarial and Financial Research of the University of São Paulo - FIPECAFI.

	Consolidated	
	2001	**2000**
Revenues	**4,097,922**	3,491,297
- Resources generated by operations:		
. Sale of products, goods and services	**3,935,650**	3,198,195
- Resources generated by third-parties	**162,272**	293,102
. Other operating results	**(15,201)**	24,679
. Financial income	**163,900**	247,607
. Equity pickup	**11,174**	28,592
. Other nonoperating results	**2,399**	(7,776)
Raw materials acquired from third-parties	**(1,776,313)**	(1,594,069)
Services rendered by third-parties	**(753,670)**	(631,147)
Added Value for distribution	**1,567,939**	1,266,081
Distribution of Added Value	**1,567,939**	1,266,081
- Human resources	**477,847**	457,116
- Remuneration of third-parties' capital	**395,012**	299,118
- Government	**367,327**	280,247
. ICMS tax	**276,082**	229,280
. PIS/ COFINS taxes	**24,673**	87,375
. Income and social contribution taxes	**47,775**	(53,455)
. CPMF and other taxes	**18,797**	17,047
- Shareholders (Dividends)	**80,205**	31,912
- Retention	**247,548**	197,688
. Depreciation/Amortization/Depletion	**114,652**	104,987
. Reserves	**121,963**	78,925
. Others	**10,933**	13,776

SADIA S.A.

Board of Directors

Luiz Fernando Furlan	Chairman
Walter Fontana Filho	Member
Romano Ancelmo Fontana Filho	Member
Attílio Fontana Neto	Member
Ottoni Romano Fontana Filho	Member
Sérgio Fontana dos Reis	Member
Marise Pereira Fontana Cipriani	Member
Karlos Heinz Rischbieter	Member
Gianni Grisendi	Member
Moisés Pinsky	Member
Alcides Lopes Tapias	Member

Executive Office

Walter Fontana Filho	Chief Executive Officer
Eduardo Fontana d'Ávila	Industrial Director
Gilberto Tomazon	Marketing and Sales Director
Luiz Gonzaga Murat Júnior	Director of Administration and Finance and Relations with Investors
Nelson Zanella dos Santos	Integrated Logistics Director
Flávio Riffel Schmidt	Planning and Information Technology Director
Alfredo Felipe da Luz Sobrinho	Director of Institutional and Legal Relations
Adilson Serrano Silva	Human Resources Director
Antonio Paulo Lazzaretti	Development of Processes and Products Director
Artêmio Fronza	Director of Production of Poultry Agribusiness
César Machado Scartezini Filho	Marketing Director
Flávio Luís Fávero	Director of Production of Industrialized Products
Juan Carlos Casas Serra	Director of Production of Pork Agribusiness
Roberto Banfi	International Sales Director
Ronaldo Korbag Muller	Director of Production of Poultry and Pork
Valmor Savoldi	Supplies

Cláudio Lemos Pinheiro	Jairo Aldir Wurlitzer	Auluz Prestes
Corporate Controller	Accounting Manager	Accountant